UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HINES REAL ESTATE INVESTMENT TRUST, INC.
(Name of Subject Company)

MIRELF IV REIT INVESTMENTS, LLC
MIRELF IV REIT
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND IV, LP
MADISON INTERNATIONAL HOLDINGS IV, LLC
(Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ronald M. Dickerman
MIRELF IV REIT Investments, LLC
c/o Madison International Realty, LLC
410 Park Avenue, 10th Floor
New York, NY 10022
Tel: 212.688.8777
Fax: 212.688.8774

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$70,000,000	$8,127

*	For purposes of calculating the filing fee only. Assumes the purchase of 20,000,000 Shares at a purchase price equal to $3.50 per Share in cash.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration
Number:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) commenced on May 25, 2011 (the “Offer Date”) by MIRELF IV REIT Investments, LLC, a Delaware limited liability company (the “Purchaser”) to purchase up to 20,000,000  shares of common stock (the “Shares”) in Hines Real Estate Investment Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.50 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2011 (the “Offer to Purchase”) and in the related Transfer & Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) respectively. The Offer, withdrawal rights, and proration period will expire at 5:00 P.M., Eastern Time, on July 29, 2011 (the “Expiration Date”) unless the Offer is extended.  Shareholders who tender their Shares will not be obligated to pay the Corporation any transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares, unless such a fee or commission is charged by the tendering shareholder’s broker, dealer, commercial bank, trust company or other nominee.  The Purchaser will pay all such costs and all charges and expenses of MIRELF IV Investment Processing, LLC (the “Depositary”), as depositary in connection with the Offer.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after July 29, 2011.  Tendering shareholders will retain the right to any dividends that are accrued and unpaid through the date the transfer of the Shares purchased pursuant to the Offer is registered in the stock transfer books of the Corporation (the “Record Transfer Date”) and any such dividends will be paid by the Corporation directly to the tendering shareholders.  Any dividends declared after the Record Transfer Date, pursuant to the terms of the Offer and as set forth in the Transfer & Assignment Form, are assigned by tendering shareholders to the Purchaser.  The Purchaser is entitled to all proceeds that are paid on or after the Record Transfer Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The sole member of the Purchaser is MIRELF IV REIT, a Maryland business trust (the “Manager”).  All of the common stock of the Manager is owned by Madison International Real Estate Liquidity Fund IV, LP, a Delaware limited partnership (the “Fund”).  Madison International Holdings IV, LLC, a Delaware limited liability company (the “General Partner”), is the general partner of the Fund. The Purchaser and its affiliates have not previously conducted a tender offer for the Corporation’s Shares.

The Corporation had 223,800,000 Shares outstanding as of March 24, 2011, according to its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2011.  The 20,000,000 Shares subject to the Offer constitute approximately 9% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to approximately $70,000,000 in aggregate purchase price. The Purchaser intends to fund the purchase price through contributions made by the Fund, which in turn will be disbursed out of the Fund’s current working capital and binding capital commitments.

The address of the Corporation’s principal executive offices is 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118 and its phone number is 1-888-220-6121.

Items 1 through 9, and Item 11.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Statement, except as set forth above or below.

Item 10. Financial Statements

Not applicable.

Item 12.  Exhibits.

(a)(1) Offer to Purchase dated May 25, 2011

(a)(2) Transfer & Assignment Form

(a)(3) Form of Letter to Shareholders dated May 25, 2011

(a)(4) Form of Advertisement in Investor’s Business Daily

 (b)-(h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2011

MIRELF IV REIT INVESTMENTS, LLC By: MIRELF IV REIT Its: Sole Member

By:	Madison International Real Estate Liquidity Fund IV, LP
Its:	Sole Trustee

By:	Madison International Holdings IV, LLC
Its:	General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MIRELF IV REIT

By:	Madison International Real Estate Liquidity Fund IV, LP
Its:	Sole Trustee

By:	Madison International Holdings IV, LLC
Its:	General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND IV, LP By: Madison International Holdings IV, LLC Its: General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL HOLDINGS IV, LLC

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Purchase dated May 25, 2011

(a)(2)	Transfer & Assignment Form

(a)(3)	Form of Letter to Shareholders dated May 25, 2011

(a)(4)	Form of Advertisement in Investor’s Business Daily